

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2019

Kenneth Stillwell
Chief Financial Officer
Pegasystems Inc.
One Rogers Street
Cambridge, MA 02142

   Re: Pegasystems Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2018
     Filed February 20, 2019
     File No. 001-11859

Dear Mr. Stillwell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Information Technologies
            and Services

cc: Efstathios Kouninis